ULTRAPETROL (BAHAMAS) LIMITED ANNOUNCES COMPLETION OF EXCHANGE OFFER

          Nassau, Bahamas, April 8, 2005 - Ultrapetrol (Bahamas) Limited ("Ultrapetrol" or the "Company"), announced today that it has completed the offer (the "Exchange Offer") to exchange all of its outstanding 9% First Preferred Ship Mortgage Notes due 2014, that were issued in a private placement on November 24, 2004 (the "Private Notes"), for an equal principal amount of 9% First Preferred Ship Mortgage Notes due 2014, that are registered under the Securities Act of 1933, as amended (the "Registered Notes"). The terms of the Registered Notes are identical to those of the Private Notes except that the Registered Notes are registered under the Securities Act of 1933 and are not subject to restrictions on transfer. Based on information received from the depositary regarding the Exchange Offer, all $180 million of Private Notes were exchanged for Registered Notes.

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          This  announcement  shall  not  constitute  an  offer  to  sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful under the securities laws of such jurisdiction.

          The information contained in this news release, other than historical information, consists of forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may involve risks and uncertainties that could cause actual results to differ materially from those described in such statements. Although Ultrapetrol believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.